                                                Filed Pursuant to Rule 424(b)(5)


Registration Statement No. 333-76880

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 10, 2002

                               66,000,000 Shares

[CALPINE LOGO]           CALPINE CORPORATION

                                  Common Stock
                               ------------------

     Our common stock is listed on The New York Stock Exchange under the trading symbol "CPN." On April 24, 2002, the last sale price reported on The New York Stock Exchange for our common stock was $11.80.

     The underwriters have a 30-day option to purchase a maximum of 9,900,000 additional shares to cover over-allotments of shares.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 7 IN THE ACCOMPANYING PROSPECTUS ABOUT FACTORS YOU SHOULD CONSIDER BEFORE PURCHASING OUR COMMON STOCK.

                                                                            UNDERWRITING
                                                           PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                                            PUBLIC           COMMISSIONS          CALPINE
                                                       -----------------  -----------------  -----------------
Per Share............................................  $11.50             $0.3738            $11.1262
Total................................................  $759,000,000       $24,670,800        $734,329,200

     Delivery of the shares of common stock will be made on or about April 30, 2002.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           Joint Bookrunning Managers
    CREDIT SUISSE FIRST BOSTON                          GOLDMAN, SACHS & CO.
           BANC OF AMERICA SECURITIES LLC
                           DEUTSCHE BANK SECURITIES

            The date of this prospectus supplement is April 24, 2002

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS SUPPLEMENT......   S-1
THE OFFERING..........................   S-1
RECENT DEVELOPMENTS...................   S-1
DOCUMENTS INCORPORATED BY REFERENCE...   S-4
USE OF PROCEEDS.......................   S-4
CAPITALIZATION........................   S-5

                                        PAGE
                                        ----
PRICE RANGE OF COMMON STOCK...........   S-6
UNDERWRITING..........................   S-7
NOTICE TO CANADIAN RESIDENTS..........   S-9
LEGAL MATTERS.........................  S-10
EXPERTS...............................  S-10

                                   PROSPECTUS

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS.................    1
CALPINE CORPORATION...................    3
CALPINE CANADA ENERGY FINANCE ULC AND
  CALPINE CANADA ENERGY FINANCE II
  ULC.................................    5
CALPINE CAPITAL TRUST IV AND CALPINE
  CAPITAL TRUST V.....................    6
RISK FACTORS..........................    7
WHERE YOU CAN FIND MORE INFORMATION;
  DOCUMENTS INCORPORATED BY
  REFERENCE...........................    7
FORWARD-LOOKING STATEMENTS............    8
CALPINE CONSOLIDATED RATIO OF EARNINGS
  TO FIXED CHARGES....................    9
USE OF PROCEEDS.......................    9
PLAN OF DISTRIBUTION..................    9

                                        PAGE
                                        ----
DESCRIPTION OF CAPITAL STOCK..........   12
DESCRIPTION OF DEPOSITARY SHARES......   16
DESCRIPTION OF THE DEBT SECURITIES....   19
DESCRIPTION OF PURCHASE CONTRACTS.....   35
DESCRIPTION OF UNITS..................   35
DESCRIPTION OF WARRANTS...............   36
DESCRIPTION OF TRUST PREFERRED
  SECURITIES..........................   37
CERTAIN UNITED STATES FEDERAL INCOME
  TAX CONSEQUENCES....................   43
CERTAIN CANADIAN FEDERAL INCOME TAX
  CONSIDERATIONS......................   58
LEGAL MATTERS.........................   59
EXPERTS...............................   59

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS TO WHICH IT RELATES OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS PROSPECTUS SUPPLEMENT.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first is this prospectus supplement, which describes the specific terms of the common stock being offered by the Calpine Corporation. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

     If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

     Unless we have indicated otherwise, references in this prospectus to "Calpine," "we," "us" and "our" or similar terms are to Calpine Corporation and its consolidated subsidiaries, excluding Calpine Capital Trust V, Calpine Capital Trust IV, Calpine Capital Trust III, Calpine Capital Trust II and Calpine Capital Trust. Unless we have indicated otherwise, references hereafter in this prospectus to "$" or "dollar" are to the lawful currency of the United States.

     On April 19, 2001, we acquired Encal Energy Ltd. ("Encal") in a merger transaction that was accounted for as a pooling-of-interests under United States generally accepted accounting principles, or U.S. GAAP. All financial information contained in this prospectus supplement has been restated for all historical periods presented as if Encal and Calpine had always been combined. As used in this prospectus supplement, "EBITDA, as adjusted" is defined as net income less income from unconsolidated investments, plus cash received from unconsolidated investments, plus provision for tax, plus interest expense, plus one-third of operating lease expense, plus depreciation, depletion and amortization, plus distributions on our company-obligated mandatorily redeemable convertible preferred securities of subsidiary trusts. This non-GAAP measure is presented not as a measure of operating results, but rather as a measure of our ability to service debt. EBITDA, as adjusted should not be construed as an alternative to either (i) income from operations (determined in accordance with U.S. GAAP) or (ii) cash flows from operating activities (determined in accordance with U.S. GAAP). Prior to 2000, EBITDA, as adjusted had been calculated according to an indenture definition. EBITDA, as adjusted has been restated to conform to the definition set forth above for all periods presented.

                                  THE OFFERING

Common stock offered by Calpine.............................  66,000,000 shares
Common stock to be outstanding after the offering...........  373,762,616 shares
New York Stock Exchange Symbol..............................  CPN

     The underwriters have a 30-day option to purchase a maximum of 9,900,000 additional shares to cover over-allotments of shares. This option is not included in the number of shares of common stock to be outstanding after the offering above, as it has not been exercised and there is no certainty as to whether it will be exercised.

                              RECENT DEVELOPMENTS

     In addition to the recent developments described below, please see the recent developments described in our Annual Report on Form 10-K for the year ended December 31, 2001, and our Current Reports on Form 8-K or Form 8-K/A filed with the SEC on January 16, 2002, January 17, 2002, February 8, 2002, March 13, 2002, March 13, 2002, March 26, 2002 and April 8, 2002, each of which is incorporated by reference herein.

     New Working Capital Credit Agreement. In March 2002, we closed a new secured credit agreement comprised of (a) a $1.0 billion revolving credit facility expiring on May 24, 2003 and (b) a two-year term loan facility for up to $600 million that will be available to us provided we have satisfied certain conditions to borrowing on or before June 8, 2002, as more fully described below. At the same time, we amended our existing $400 million revolving credit facility to provide, among other things, security for borrowings under that facility. The security for the revolving and term loan facilities currently includes (i) a pledge of the capital stock of our subsidiary holding, directly or indirectly, the interests in our natural gas properties,

(ii) a pledge by certain of our subsidiaries of a total of 65% of the capital stock of Calpine Canada Energy Ltd., (iii) the Saltend power plant located in the United Kingdom and (iv) our equity investment in nine U.S. power plants. As of April 24, 2002, approximately $250.0 million in aggregate principal amount of borrowings were outstanding under the revolving credit facilities and an additional $495.4 million in aggregate principal face amount of letters of credit were issued, which included and offset $231.0 million of letters of credit which were previously issued under the $400 million revolving credit facility and $162.2 million of cash which was previously posted as margin deposits to counterparties.

     The conditions to borrowing the $600 million term loan under the new term loan facility include the following:

     - the transfer of our domestic gas reserves from certain of our subsidiaries to us (which we have recently completed) and the provision of security interests in such domestic gas reserves to the lenders under the new secured credit agreement and the lenders under our $400 million revolving credit facility; and

     - confirmation that the loans outstanding under the revolving credit facility under the new credit agreement continue to be rated Ba3 or better by Moody's Investor Service, Inc. and BB- or better by Standard & Poor's Ratings Group.

Provided we have satisfied the conditions to the term loan borrowing, we may make a draw upon the term loan facility upon the earlier of (a) the syndication of the term loan facility and (b) June 8, 2002 (whether or not the term loan facility has been syndicated).

     In connection with the syndication in the bank markets of the term loan and revolving credit facilities under the new credit agreement, the respective lead arrangers for such facilities have recommended that the new credit agreement be amended to change the pricing, structure, security and certain other terms of such facilities. We have come to an agreement in principle with those lead arrangers to amend certain terms of the new credit agreement, including:

     - increasing the applicable margins on base rate and eurodollar rate loans under both the term loan and revolving credit facilities;

     - providing additional security (for borrowings under the term loan and revolving credit facilities under the new credit agreement and borrowings under the $400 million revolving credit facility) in the form of pledges of the capital stock of all of our domestic subsidiaries (other than Calpine Energy Services, LP); and

     - providing that we may use a portion of the net proceeds of an equity offering to repay other indebtedness.

The lead arrangers may recommend additional changes to the term loan and revolving credit facilities. In certain circumstances, (a) the term loan facility may be terminated or (b) the terms of the revolving credit facility set forth in the new credit agreement may be amended without our consent, if such facility has not been successfully syndicated and we have not agreed to amend the new credit agreement to make changes determined by the lead arrangers to be necessary to the syndication of such facility. In addition, prior to June 8, 2002, the term loan facility lead arrangers could elect to terminate the term loan facility if it has not been syndicated and there has occurred a disruption or adverse change in financial, banking or capital market conditions that they in good faith determine could materially impair the syndication of the term loan facility. A copy of our new credit agreement and our $400 million revolving facility, as amended, are filed with the SEC as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2001. Please see such exhibits for a complete description of the terms and conditions of the credit facilities.

     California Long-Term Supply Contracts. On April 22, 2002, we announced that we had restructured our long-term power contracts with the California Department of Water Resources ("CDWR"). The Office of the Governor, the California Public Utilities Commission ("CPUC"), the Electricity Oversight Board ("EOB") and the California Attorney General ("AG") have endorsed the restructured contracts and have agreed to drop all pending claims against us, including withdrawing the complaint under Section 206 of the Federal Power Act recently filed by the CPUC and EOB with the Federal Energy Regulatory Commission ("FERC") and terminating their efforts to seek refunds from us through FERC refund proceedings. In connection with the restructuring, we have agreed to pay $6 million over three years to the AG to resolve any and all claims against us brought by the AG.

     The restructuring includes the shortening of the duration of the two ten-year, baseload energy contracts by two years and of the 20-year peaker contract by ten years. These changes reduce CDWR's long-term purchase obligations. In addition, we agreed to reduce the energy price on one ten-year baseload contract from $61.00 to $59.60 per megawatt-hour, and to convert the energy portion of the peaker contract to gas index pricing from fixed energy pricing. We have also agreed to deliver up to 12.2 million megawatt-hours of additional energy pursuant to the baseload energy contracts in 2002 and 2003.

     In connection with the restructuring, we have also agreed with CDWR that it will have the right to assume and complete four of our projects currently planned for California and in the advanced development stage if we do not meet certain milestones with respect to each project assumed, provided that CDWR reimburses us for all construction costs and certain other costs incurred by us to the date CDWR assumes the relevant project.

     Earnings Outlook. On April 23, 2002, we announced that we expect fully diluted earnings per share for the quarter ended March 31, 2002 will be approximately $0.10 per share, before deduction of non-recurring equipment cancellation costs of approximately $168.5 million, or $0.35 per share, and before extraordinary items. After equipment cancellation costs and before extraordinary items, we expect a net loss for the quarter of approximately $0.25 per fully diluted share. EBITDA, as adjusted is estimated to be approximately $1.9 billion to $2.0 billion for the year ending December 31, 2002. We also estimate fully diluted earnings per share before non-recurring equipment cancellation costs and extraordinary items for the year ending December 31, 2002 will be approximately $1.50 to $1.60 per fully diluted share, which includes dilution from this offering. The current year-end estimate reflects continued uncertainty over the timing of a domestic economic recovery and a return to more normal weather, as well as a gradual improvement in pricing. We continue to evaluate the North American power market and intend to refine our year-end outlook when market and other conditions provide greater visibility into 2002 results.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The SEC permits us to "incorporate by reference" into this prospectus supplement the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and later information that we file with the SEC will automatically update and supersede this information. In addition to the documents incorporated by reference in the prospectus, listed on page 7 in the prospectus under "Where You Can Find More Information; Documents Incorporated by Reference," we incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until we sell all of the securities being registered or until this offering is otherwise terminated:

     - Calpine's Current Report on Form 8-K/A filed with the SEC on April 8,
       2002.

     If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies either by writing to Calpine Corporation, 50 West San Fernando Street, San Jose, California 95113, attention: Lisa M. Bodensteiner, Assistant Secretary, or by telephoning (408) 995-5115.

     We have filed with the SEC a joint registration statement on Form S-3 under the Securities Act of 1933, as amended, covering the securities described in this prospectus supplement. This prospectus supplement does not contain all of the information included in the registration statement. Any statement made in this prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document. Copies of documents described herein are available free of charge upon request as provided in the preceding paragraph.

                                USE OF PROCEEDS

     Our net proceeds from the sale of the 66,000,000 shares of our common stock in this offering (after deducting underwriting discounts and commissions and estimated offering expenses) will be approximately $734.0 million (approximately $844.0 million if the underwriters' over-allotment option in this common stock offering is exercised in full). We expect to use the net proceeds from the offering for working capital and general corporate purposes, which may include the repayment of our existing indebtedness. As of March 31, 2002, we had approximately $12.6 billion of outstanding indebtedness at various interest rates and maturities. For a description of our indebtedness, see the financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2001, incorporated be reference herein. Pending such uses, we expect to invest the net proceeds in short-term, interest bearing securities.

                                 CAPITALIZATION

     The following table sets forth, as of December 31, 2001, (i) Calpine's actual consolidated capitalization; and (ii) on an estimated basis for purposes of this prospectus supplement, Calpine's consolidated capitalization as adjusted to reflect the net effect of (a) the repayment on March 13, 2002 of a note payable of $64.8 million assumed in connection with our acquisition of Michael Petroleum Corporation, (b) the repurchase of $192.5 million of our Zero-Coupon Convertible Debentures Due 2021, (c) the issuance of $100 million in aggregate principal amount of 4% Convertible Senior Notes Due 2006, pursuant to the partial exercise of the initial purchaser's $200 million option to purchase additional Convertible Senior Notes, (d) the repayment on April 1, 2002 of a note payable which was assumed as part of the acquisition of the Silverado facility and (e) this offering. The adjustments do not reflect normal day-to-day operations. This table should be read in conjunction with the consolidated financial statements and related notes thereto and the unaudited consolidated condensed financial statements and related notes thereto incorporated by reference in this prospectus supplement. All non-dollar amounts are translated into dollar amounts using recent exchange rates.

                                                                  DECEMBER 31, 2001
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   -----------
                                                                     (UNAUDITED)
                                                                   (IN THOUSANDS,
                                                                EXCEPT SHARE AMOUNTS)
SHORT-TERM DEBT:
Notes payable and borrowings under lines of credit, current
  portion...................................................  $    23,238   $    23,238
Capital lease obligation, current portion...................        2,206         2,206
Zero-Coupon Convertible Debentures Due 2021.................      878,000       685,500
                                                              -----------   -----------
     Total short-term debt..................................      903,444       710,944
LONG-TERM DEBT:
Notes payable and borrowings under lines of credit, net of
  current portion...........................................       74,750            --
Capital lease obligation, net of current portion............      207,219       207,219
Construction/project financing, net of current portion......    3,393,410     3,393,410
Convertible Senior Notes Due 2006...........................    1,100,000     1,200,000
Senior notes................................................    7,049,038     7,049,038
                                                              -----------   -----------
     Total long-term debt...................................   11,824,417    11,849,667
                                                              -----------   -----------
Company-obligated mandatorily redeemable convertible
  preferred securities of subsidiary trusts.................    1,123,024     1,123,024
Minority interests..........................................       47,389        47,389
                                                              -----------   -----------
STOCKHOLDERS' EQUITY:
Preferred stock, $.001 par value:
  10,000,000 shares authorized; one share outstanding,
  actual and as adjusted....................................           --            --
                                                              -----------   -----------
Common stock, $.001 par value:
  1,000,000,000 shares authorized; 307,058,751 shares
  outstanding, actual; and 373,058,751 shares outstanding,
  as adjusted...............................................          307           373
Additional paid-in capital..................................    2,040,836     2,774,726
Retained earnings...........................................    1,196,000     1,196,000
Accumulated other comprehensive loss........................     (226,574)     (226,574)
                                                              -----------   -----------
     Total stockholders' equity.............................    3,010,569     3,744,525
                                                              -----------   -----------
     Total capitalization...................................  $16,908,843   $17,475,549
                                                              ===========   ===========

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on The New York Stock Exchange (the "NYSE") under the symbol "CPN." Public trading of the common stock commenced on September 20, 1996. Prior to that, there was no public market for the common stock. The following table sets forth, for the periods indicated, the high and low sales price per share of our common stock on the NYSE.

                                                               HIGH     LOW
                                                              ------   ------
2000
  First Quarter.............................................  $30.75   $16.09
  Second Quarter............................................   35.22    18.13
  Third Quarter.............................................   52.25    32.25
  Fourth Quarter............................................   52.97    32.25
2001
  First Quarter.............................................  $58.04   $29.00
  Second Quarter............................................   57.35    36.20
  Third Quarter.............................................   46.00    18.90
  Fourth Quarter............................................   28.85    10.00
2002
  First Quarter.............................................  $17.28   $ 6.15
  Second Quarter (through April 24, 2002)...................   13.55    10.12

     As of April 23, 2002, there were approximately 1,382 holders of record of our Common Stock. On April 24, 2002, the last sale price reported on the NYSE for our Common Stock was $11.80 per share.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated April 24, 2002, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and Goldman, Sachs & Co. are acting as representatives, the following respective numbers of shares of common stock:

                                                                NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ----------
Credit Suisse First Boston Corporation......................  29,700,000
Goldman, Sachs & Co. .......................................  29,700,000
Banc of America Securities LLC..............................   3,300,000
Deutsche Bank Securities Inc. ..............................   3,300,000
                                                              ----------
          Total.............................................  66,000,000
                                                              ==========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase up to 9,900,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement at that price less a concession of $0.224 per share. The underwriters may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                 PER SHARE                             TOTAL
                                      --------------------------------    --------------------------------
                                         WITHOUT             WITH            WITHOUT             WITH
                                          OVER-             OVER-             OVER-             OVER-
                                        ALLOTMENT         ALLOTMENT         ALLOTMENT         ALLOTMENT
                                      --------------    --------------    --------------    --------------
Underwriting Discounts and
  Commissions paid by us............     $0.3738           $0.3738         $24,670,800       $28,371,420
Expenses payable by us..............     $0.0057           $0.0057         $   373,428       $   429,442

     In the ordinary course of business, the underwriters and their affiliates have provided financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees. We expect to use the net proceeds from the offering for working capital and general corporate purposes, which may include the repayment of our existing indebtedness, including indebtedness under our credit facilities. Accordingly, it is possible that more than 10% of the proceeds of this offering could be used to repay indebtedness owed by us to various lenders, including affiliates of Credit Suisse First Boston Corporation, Banc of America Securities LLC and Deutsche Bank Securities Inc. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

     Other than the offering of common stock pursuant to this Prospectus Supplement, we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 90 days after the date of this prospectus supplement, except as previously consented to by the representatives.

     Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 90 days after the date of this prospectus supplement.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the websites maintained by the underwriters, if any, participating in this offering. The representatives may agree to allocate a number of shares to the underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS ONLY)

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

RELATIONSHIP WITH AFFILIATES OF CERTAIN UNDERWRITERS

     We are in compliance with the terms of the indebtedness owed by us to affiliates of Credit Suisse First Boston Corporation, Banc of America Securities LLC and Deutsche Bank Securities Inc. The decision of Credit Suisse First Boston Corporation to distribute our shares of common stock was not influenced by their respective affiliates that are our lenders and those affiliates had no involvement in determining whether or when to distribute our shares of common stock under this offering or the terms of this offering. Credit Suisse First Boston Corporation, Banc of America Securities LLC and Deutsche Bank Securities Inc. will not receive any benefit from this offering other than the underwriting discounts and commissions paid by us.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us by Covington & Burling, New York, New York. The underwriters have been represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

     The financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The report of Ernst and Young LLP, independent public accountants, with respect to the audited financial statements of Encal Energy Ltd., which is incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2001, is included herein in reliance upon the authority of said firm as experts in giving said report.